SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           ORIENT-EXPRESS HOTELS LTD.
     ---------------------------------------------------------------------
                                (Name of Issuer)


                     Class A Common Shares, $0.01 Par Value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G67743107
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                          S.A.C. Capital Advisors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 May 16, 2008
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------                              ------------------
CUSIP No. G67743107                                           Page 2 of 12 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            S.A.C. Capital Advisors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0 (see Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------                              ------------------
CUSIP No. G67743107                                           Page 3 of 12 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            S.A.C. Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0 (see Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------                              ------------------
CUSIP No. G67743107                                           Page 4 of 12 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            CR Intrinsic Investors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,350,000 (see Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,350,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,350,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------                              ------------------
CUSIP No. G67743107                                           Page 5 of 12 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            CR Intrinsic Investments, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,350,000 (see Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,350,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,350,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------                              ------------------
CUSIP No. G67743107                                           Page 6 of 12 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,350,000 (see Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,350,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,350,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

Item 1.        Security and the Issuer

     This Schedule 13D relates to shares of Class A common shares, $0.01 par value per share (the "Common Stock"), of Orient-Express Hotels Ltd., a Bermuda company (the "Issuer"). The principal executive office of the Issuer is located at 22 Victoria Street, Hamilton HM 12, Bermuda. This Schedule 13D supersedes the
Schedule 13G previously filed by the Reporting Persons (as defined below) with respect to the Common Stock on February 15, 2008.

Item 2.        Identity and Background

     (a) This statement is filed by:

          (i) S.A.C. Capital Advisors, LLC ("SAC Capital Advisors") with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates, LLC ("SAC Associates");

          (ii) S.A.C. Capital Management, LLC ("SAC Capital Management") with respect to shares of Common Stock directly beneficially owned by SAC Associates;

          (iii) CR Intrinsic Investors, LLC ("CR Intrinsic Investors") with respect to shares of Common Stock directly beneficially owned by CR Intrinsic Investments, LLC ("CR Intrinsic Investments");

          (iv) CR Intrinsic Investments with respect to shares of Common Stock directly beneficially owned by it; and

          (v) Steven A. Cohen with respect to shares of Common Stock beneficially owned by SAC Capital Advisors, SAC Capital Management, SAC Associates, CR Instrinsic Investors and CR Intrinsic Investments.

     SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, CR Intrinsic Investments and Mr. Cohen (collectively, the "Reporting Persons") expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control.

     (b) The address of the principal business office of (i) SAC Capital Advisors, CR Intrinsic Investors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022, and (iii) CR Intrinsic Investments is Box 174, Mitchell House, The Valley, Anguilla, British West Indies.

     (c) The principal business of CR Intrinsic Investments is to serve as a private investment limited liability company. The principal business of CR Intrinsic Investors is to serve as investment manager to CR Intrinsic Investments, and to control the investing and trading in securities by this private investment fund. The principal business of each of SAC Capital Advisors and SAC Capital Management is to serve as investment manager to a variety of private investment funds, including SAC Associates, and to control the investing and trading in securities by these private investment funds. The principal business of Mr. Cohen is to serve as a principal of CR Intrinsic Investors, SAC Capital Advisors and SAC Capital Management located at his address set forth above, and of certain other affiliated entities.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) SAC Capital Advisors, SAC Capital Management and CR Intrinsic Investors are Delaware limited liability companies. CR Intrinsic Investments is an Anguillan limited liability company. Mr. Cohen is a United States citizen.

Item 3.        Source and Amount of Funds or Other Consideration.

     The Reporting Persons expended an aggregate of approximately $120,735,189 of investment capital to purchase the 2,350,000 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by CR Intrinsic Investments in a commingled margin account, maintained at Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.        Purpose of Transaction.

     The Reporting Persons originally acquired the Common Stock subject to this
Schedule 13D for investment purposes, in the ordinary course of business, and not with the purpose or effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

     The Reporting Persons have certain concerns with respect to the Issuer's dual share class and corporate governance structure, including the super voting rights of the Issuer's Class B shares and the legality of such structure. The Reporting Persons believe that the existing structure creates an unnecessary and significant valuation discount for the Issuer's shares.

     As part of the Reporting Persons' continuing evaluation of, and preservation of the value of, their investment in the Common Stock of the Issuer, the Reporting Persons may from time to time engage in discussions with, write letters to and respond to inquiries from, various persons, including, without limitation, the Issuer's Board of Directors, management or representatives, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Issuer and the Reporting Persons' investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer.

     Depending on various factors, including the Issuer's financial position and strategic direction, the outcome of the matters referenced above, actions taken by the Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, acquire or cause affiliates to acquire additional Common Stock of the Issuer, dispose of some or all of their Common Stock of the Issuer, engage in short-selling or hedging or similar transactions with respect to the Common Stock of the Issuer, and/or continue to hold Common Stock of the Issuer. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

     (a) As of the close of business on May 15, 2008, the Reporting Persons beneficially own an aggregate of 2,350,000 shares of Common Stock, representing approximately 5.5% of the shares of Common Stock outstanding. The percentages used herein are based upon 42,459,500 shares of Common Stock reported to be outstanding as of April 30, 2008, by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008.

     SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and Mr. Cohen own directly no shares of Common Stock. Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management hold all investment and voting power with respect to securities held by SAC Associates. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen, through one or more intermediary holding companies, controls SAC Capital Advisors, SAC Capital Management and CR Intrinsic Investments. CR Intrinsic Investments is a wholly owned subsidiary of SAC Associates. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of SAC Capital Advisors, SAC Capital Management, and Mr. Cohen may be deemed to own beneficially no shares of Common Stock (constituting 0% of the shares of Common Stock outstanding) and each of CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 2,350,000 shares of Common Stock (constituting approximately 5.5% of the shares of Common Stock outstanding).

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

          (i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of no shares of Common Stock, constituting 0% of such class of securities;

          (ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of no shares of Common Stock, constituting 0% of such class of securities;

          (iii) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,350,000 shares of Common Stock, constituting 5.5% of such class of securities;

          (iv) CR Intrinsic Investments has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,350,000 shares of Common Stock, constituting approximately 5.5% of such class of securities; and

          (v) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,350,000 shares of Common Stock, constituting approximately 5.5% of such class of securities.

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market transactions through various brokerage entities on the New York Stock Exchange.

     (d) No person other than SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, CR Intrinsic Investments and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by CR Intrinsic Investments and SAC Associates.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock reported herein by the Reporting Persons, S.A.C. MultiQuant Fund, LLC ("SAC MultiQuant"), an affiliate of the Reporting Persons, currently has long economic exposure to 21,000 shares of Common Stock and short economic exposure to 4,200 shares of Common Stock through such contracts. SAC MultiQuant also maintains an open short position on 8,200 shares of Common Stock. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.        Material to be filed as Exhibits.

1.  Schedule A - Sixty Day Trading History
2.  Exhibit 99.1 - Joint Filing Agreement

                                   SIGNATURES


     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2008


                                             S.A.C. CAPITAL ADVISORS, LLC


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             S.A.C. CAPITAL MANAGEMENT, LLC


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             CR INTRINSIC INVESTORS, LLC


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             CR INTRINSIC INVESTMENTS, LLC


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             STEVEN A. COHEN


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person

                                   Schedule A
                                   ----------

              SIXTY DAY TRADING HISTORY, ORIENT-EXPRESS HOTELS LTD.

  Date                     Name                   Amount     Price Per Share ($)
3/19/2008      CR Intrinsic Investments, LLC      -10000            41.95
3/19/2008      CR Intrinsic Investments, LLC       -7800            42.50
3/19/2008      CR Intrinsic Investments, LLC       -100             42.505
3/19/2008      CR Intrinsic Investments, LLC       -100             42.508
3/19/2008      CR Intrinsic Investments, LLC       -1200            42.51
3/19/2008      CR Intrinsic Investments, LLC       -100             42.515
3/19/2008      CR Intrinsic Investments, LLC        -27             42.52
3/19/2008      CR Intrinsic Investments, LLC       -100             42.525
3/19/2008      CR Intrinsic Investments, LLC       -100            42.5275
3/19/2008      CR Intrinsic Investments, LLC       -100             42.53
3/19/2008      CR Intrinsic Investments, LLC       -300             42.535
3/19/2008      CR Intrinsic Investments, LLC       -200             42.55
3/19/2008      CR Intrinsic Investments, LLC       -100             42.56
3/19/2008      CR Intrinsic Investments, LLC       -200             42.57
3/19/2008      CR Intrinsic Investments, LLC       -100             42.60
3/19/2008      CR Intrinsic Investments, LLC       -1700            42.61
3/19/2008      CR Intrinsic Investments, LLC       -200             42.62
3/19/2008      CR Intrinsic Investments, LLC       -200             42.625
3/19/2008      CR Intrinsic Investments, LLC       -400             42.63
3/19/2008      CR Intrinsic Investments, LLC       -100             42.67
3/19/2008      CR Intrinsic Investments, LLC       -100             42.73
3/19/2008      CR Intrinsic Investments, LLC       -400             42.75
3/19/2008      CR Intrinsic Investments, LLC       -300             42.765
3/19/2008      CR Intrinsic Investments, LLC       -700             42.77
3/19/2008      CR Intrinsic Investments, LLC       -100             42.775
3/19/2008      CR Intrinsic Investments, LLC       -300             42.78
3/19/2008      CR Intrinsic Investments, LLC       -600             42.79
3/19/2008      CR Intrinsic Investments, LLC       -100             42.795
3/19/2008      CR Intrinsic Investments, LLC       -549             42.83
3/19/2008      CR Intrinsic Investments, LLC       -900             42.84
3/19/2008      CR Intrinsic Investments, LLC       -1450            42.90
3/19/2008      CR Intrinsic Investments, LLC       -400             42.91
3/19/2008      CR Intrinsic Investments, LLC       -200             42.915
3/19/2008      CR Intrinsic Investments, LLC       -200             42.92
3/19/2008      CR Intrinsic Investments, LLC       -100             42.93
3/19/2008      CR Intrinsic Investments, LLC       -100             42.94
3/19/2008      CR Intrinsic Investments, LLC       -300             42.95
3/19/2008      CR Intrinsic Investments, LLC       -100             42.955
3/19/2008      CR Intrinsic Investments, LLC       -400             42.96
3/19/2008      CR Intrinsic Investments, LLC       -100             42.965
3/19/2008      CR Intrinsic Investments, LLC       -400             42.97
3/19/2008      CR Intrinsic Investments, LLC       -7300            43.00
3/19/2008      CR Intrinsic Investments, LLC       -200             43.015
3/19/2008      CR Intrinsic Investments, LLC       -100             43.02
3/19/2008      CR Intrinsic Investments, LLC       -1200           43.0225
3/19/2008      CR Intrinsic Investments, LLC       -200             43.025
3/19/2008      CR Intrinsic Investments, LLC       -100             43.027

3/19/2008      CR Intrinsic Investments, LLC       -800             43.05
3/19/2008      CR Intrinsic Investments, LLC       -200            43.0501
3/19/2008      CR Intrinsic Investments, LLC       -100             43.085
3/19/2008      CR Intrinsic Investments, LLC       -200             43.11
3/19/2008      CR Intrinsic Investments, LLC       -2100            43.12
3/19/2008      CR Intrinsic Investments, LLC       -200            43.1201
3/19/2008      CR Intrinsic Investments, LLC       -200             43.125
3/19/2008      CR Intrinsic Investments, LLC       -300             43.13
3/19/2008      CR Intrinsic Investments, LLC       -100             43.135
3/19/2008      CR Intrinsic Investments, LLC       -400             43.14
3/19/2008      CR Intrinsic Investments, LLC       -300             43.145
3/19/2008      CR Intrinsic Investments, LLC       -600             43.15
3/19/2008      CR Intrinsic Investments, LLC       -500             43.155
3/19/2008      CR Intrinsic Investments, LLC       -200             43.16
3/19/2008      CR Intrinsic Investments, LLC       -100             43.165
3/19/2008      CR Intrinsic Investments, LLC       -200            43.1675
3/19/2008      CR Intrinsic Investments, LLC       -500             43.17
3/19/2008      CR Intrinsic Investments, LLC       -100            43.1701
3/19/2008      CR Intrinsic Investments, LLC       -300             43.18
3/19/2008      CR Intrinsic Investments, LLC       -200             43.19
3/19/2008      CR Intrinsic Investments, LLC       -300             43.30
3/19/2008      CR Intrinsic Investments, LLC       -100             43.305
3/19/2008      CR Intrinsic Investments, LLC       -100             43.31
3/19/2008      CR Intrinsic Investments, LLC       -900             43.32
3/19/2008      CR Intrinsic Investments, LLC       -100             43.325
3/19/2008      CR Intrinsic Investments, LLC       -100             43.335
3/19/2008      CR Intrinsic Investments, LLC       -100             43.40
3/19/2008      CR Intrinsic Investments, LLC       -100             43.405
3/19/2008      CR Intrinsic Investments, LLC       -700             43.41
3/19/2008      CR Intrinsic Investments, LLC       -100            43.4101
3/19/2008      CR Intrinsic Investments, LLC       -600             43.415
3/19/2008      CR Intrinsic Investments, LLC       -300             43.42
3/19/2008      CR Intrinsic Investments, LLC       -300             43.43
3/19/2008      CR Intrinsic Investments, LLC       -100             43.435
3/19/2008      CR Intrinsic Investments, LLC       -400             43.44
3/19/2008      CR Intrinsic Investments, LLC       -100             43.445
3/19/2008      CR Intrinsic Investments, LLC       -400             43.46
3/19/2008      CR Intrinsic Investments, LLC       -300            43.4601
3/19/2008      CR Intrinsic Investments, LLC       -100             43.47
3/19/2008      CR Intrinsic Investments, LLC       -200            43.4701
3/19/2008      CR Intrinsic Investments, LLC       -500             43.48
3/19/2008      CR Intrinsic Investments, LLC       -500             43.49
3/19/2008      CR Intrinsic Investments, LLC       -600             43.50
3/19/2008      CR Intrinsic Investments, LLC       -200             43.51
3/19/2008      CR Intrinsic Investments, LLC       -1100            43.52
3/19/2008      CR Intrinsic Investments, LLC       -600             43.535
3/19/2008      CR Intrinsic Investments, LLC       -2300            43.55
3/20/2008      CR Intrinsic Investments, LLC       -8900            42.30
3/20/2008      CR Intrinsic Investments, LLC       -2500            42.33
3/20/2008      CR Intrinsic Investments, LLC      -25000            42.35
3/20/2008      CR Intrinsic Investments, LLC       -1600            42.40

3/20/2008      CR Intrinsic Investments, LLC       -100             42.41
3/20/2008      CR Intrinsic Investments, LLC       -100             42.47
3/20/2008      CR Intrinsic Investments, LLC      -12600            42.50
3/20/2008      CR Intrinsic Investments, LLC       -3800            42.51
3/20/2008      CR Intrinsic Investments, LLC       -400             42.515
3/20/2008      CR Intrinsic Investments, LLC       -1200            42.52
3/20/2008      CR Intrinsic Investments, LLC       -200             42.525
3/20/2008      CR Intrinsic Investments, LLC       -841             42.53
3/20/2008      CR Intrinsic Investments, LLC       -1000            42.54
3/20/2008      CR Intrinsic Investments, LLC       -100             42.55
3/20/2008      CR Intrinsic Investments, LLC       -200             42.56
3/20/2008      CR Intrinsic Investments, LLC       -100             42.58
3/20/2008      CR Intrinsic Investments, LLC       -100             42.59
3/20/2008      CR Intrinsic Investments, LLC       -1400            42.60
3/20/2008      CR Intrinsic Investments, LLC       -1959            42.61
3/20/2008      CR Intrinsic Investments, LLC       -1500            42.62
3/20/2008      CR Intrinsic Investments, LLC       -500             42.64
3/20/2008      CR Intrinsic Investments, LLC       -300             42.66
3/20/2008      CR Intrinsic Investments, LLC       -200             42.67
3/20/2008      CR Intrinsic Investments, LLC       -100             42.69
3/20/2008      CR Intrinsic Investments, LLC       -100             42.70
3/24/2008      CR Intrinsic Investments, LLC      -63400            43.30
3/24/2008      CR Intrinsic Investments, LLC       -100             43.305
3/24/2008      CR Intrinsic Investments, LLC       -1000            43.31
3/24/2008      CR Intrinsic Investments, LLC       -300             43.32
3/24/2008      CR Intrinsic Investments, LLC       -100             43.33
3/24/2008      CR Intrinsic Investments, LLC       -100             43.35
3/24/2008      CR Intrinsic Investments, LLC       -100             43.39
3/24/2008      CR Intrinsic Investments, LLC       -380             43.40
3/24/2008      CR Intrinsic Investments, LLC       -100             43.41
3/24/2008      CR Intrinsic Investments, LLC       -100             43.42
4/16/2008     S.A.C. Capital Associates, LLC      -15000           40.9984
4/24/2008     S.A.C. Capital Associates, LLC      -20000            45.841
4/28/2008     S.A.C. Capital Associates, LLC      -15000            47.072